EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges
PepsiCo, Inc. and Subsidiaries
(in millions except ratio amounts, unaudited)

	12 Weeks Ended
	3/19/2016	3/21/2015
Earnings:
Income before income taxes	$1,387	$1,601
Unconsolidated affiliates’ interests, net	(42)	(14)
Amortization of capitalized interest	1	2
Interest expense (a)	246	211
Interest portion of rent expense (b)	48	48
Earnings available for fixed charges	$1,640	$1,848

Fixed Charges:
Interest expense (a)	$246	$211
Capitalized interest	1	1
Interest portion of rent expense (b)	48	48
Total fixed charges	$295	$260

Ratio of Earnings to Fixed Charges (c)	5.56	7.11

(a)   Excludes interest related to our reserves for income taxes as such interest is included in provision for income taxes and includes net amortization of debt premium/discount.
(b)   One-third of rent expense is the portion deemed representative of the interest factor.
(c)   Based on unrounded amounts.